                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on December 6, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: December 6, 2007
                                                By: /s/ Yaron Levy
                                                ------------------
                                                Yaron Levy
                                                Chief Financial Officer
News

             G. WILLI-FOOD INTERNATIONAL IN ADVANCED NEGOTIATIONS TO
                    ACQUIRE MAJORITY INTEREST OF BALADI LTD.

      BALADI LTD. IS ONE OF ISRAEL'S MAJOR KOSHER AND HALAL MEAT PROCESSORS

YAVNE, ISRAEL - DECEMBER 6, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (THE "COMPANY" OR "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced it is in advanced negotiations to acquire 51% majority interest in Baladi Ltd to be acquired through the issuance of shares by Baladi Ltd. Baladi Ltd. is a private Israeli company and a large kosher and halal meat processor in the region.

The transaction is subject to approval by Willi Food's board of directors and
Israeli anti-trust authorities in addition to execution of final documentation and due diligence in accordance with Willi Food. There is no guarantee that an agreement for this transaction will be signed, and if signed, that it will close.

Mr. Zwi Williger commented, "This accretive transaction would further diversify our portfolio of quality kosher products. The demand for kosher and Halal meat products in the region is steadily rising, in addition Willi Food intends to ultimately layer Baladi's product line into our global distribution platform."

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,700 customers. Willi Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company's Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally, while its Laish Israeli subsidiary and joint venture with the Baron Family engage in the global import, export and distribution of kosher products worldwide. For more information, please visit the Company's website at www.willi-food.co.il.

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

COMPANY CONTACT:
G. Willi Food International Ltd.
Gil Hochboim, Vice President
(+972) 8-932-1000
gil@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com